Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-213645

Relating to the Preliminary Prospectus Supplement dated March 7, 2017

(to Prospectus dated September 15, 2016)

Starbucks Corporation

¥85,000,000,000

0.372% Senior Notes due 2024

Pricing Term Sheet

March 10, 2017

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	A2/A/A

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	March 10, 2017

Settlement Date:	March 17, 2017 (T+5)

Principal Amount:	¥85,000,000,000

Maturity Date:	March 15, 2024

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2017

Interest Payment Record Dates:	March 1 and September 1

Mid-Swap Rate:	0.172%

Spread to Mid-Swap Rate:	+20 basis points

Yield to Maturity:	0.372%

Coupon (Interest Rate):	0.372% per annum

Price to Public (Issue Price):	100.000%

Optional Redemption:

At any time on and after December 15, 2023 (three months prior to their March 15, 2024 maturity date), the Issuer may redeem some or all of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

The issuer may also redeem all, but not less than all, of the notes, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, in the event of certain changes in United States tax laws.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the notes, to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Listing:	None

Denominations:	¥100,000,000 and any integral multiple of ¥10,000,000 in excess thereof

ISIN:	XS1580340260

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Morgan Stanley & Co. International plc MUFG Securities EMEA plc

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Morgan Stanley & Co. International plc toll-free at (866) 718-1649; or MUFG Securities EMEA plc toll-free at +44-20-7577-2206.